Exhibit 12

	Ratio of Earnings to Fixed Charges
	Period Ended
	March 31,	Year Ended December 31,
(in thousands)	2014	2013	2012	2011	2010	2009

Pretax income (loss) from continuing operations (1)	$(28,441)	$37,446	$38,849	$77,880	$46,110	$32,737

Fixed charges
Interest expensed	1,845	2,177	1,719	1,778	1,797	3,032
Debt issuance cost	2,227	67	135	113	159	54
Total fixed charges (2)	4,072	2,244	1,854	1,891	1,956	3,086

Noncontrolling interest in pretax income (3)	-	5,381	6,906	4,514	4,599	724
Capitalized interest (4)	528	2,171	1,713	1,796	1,790	3,023

Earnings ((1) + (2) -(3) -(4))	(24,897)	32,138	32,084	73,461	41,677	32,076
Fixed charges	4,072	2,244	1,854	1,891	1,956	3,086

Ratio of earnings to fixed charges	(6.1)	14.3	17.3	38.8	21.3	10.4